UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Lenox Group, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
526262100
(CUSIP Number)
John L. Morgan
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
Telephone Number (763) 520-8500

With a copy to:

Jonathan B. Levy
Lindquist & Vennum P.L.L.P.
4200 IDS Center
Minneapolis, Minnesota 55402
(612) 371-3211
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 18, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	526262100	Page	2	of	7

1	NAMES OF REPORTING PERSONS: John L. Morgan

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		703,800

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		703,800

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	703,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1.            Security and Issuer.
(a)	Title of Class of Securities: Common Stock, par value $0.01 per share (“common stock”)

(b)	Name of Issuer: Lenox Group, Inc. (the “Company”)

(c)	Address of Issuer’s Principal Executive Offices: One Village Place, 6436 City West Parkway, Eden Prairie, Minnesota 55344
Item 2.            Identity and Background.
(a)	Name of Person Filing: John L. Morgan

(b)	Residence or Business Address:

Name	Business Address
John L. Morgan	Winmark Corporation
4200 Dahlberg Drive, Suite 100
Minneapolis, Minnesota 55422-4837
(c)	Present Principal Occupation or Employment:

Name	Employment
John L. Morgan	Chairman and Chief Executive Officer of Winmark Corporation.
(d)	Conviction in a criminal proceeding during the last five years: None.

(e)	Subject, during the last five years, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws: None.

(f)	Citizenship: Resident of Minnesota, Citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration. Personal funds were used to purchase 703,800 shares.

Item 4.	Purpose of the Transaction. Mr. Morgan has purchased the shares of common stock in the Company for investment purposes. Mr. Morgan has no plans at the present time with respect to the Company that would result in:
•	extraordinary corporate transaction;

•	sale or transfer of a material amount of assets;

•	change in the board or management;

•	change in the capitalization or dividend policy;

•	other material change in business or corporate structure;

•	changes in charter or bylaws;

•	delisting;

•	termination of registration; or

•	similar actions.
However, Mr. Morgan is continuing to review all available alternatives and may pursue any of the above courses of action at any time in the future.
Mr. Morgan may from time to time acquire additional shares of common stock (or securities exercisable for or convertible into common stock) in the open market or in privately negotiated transactions, subject to availability of common stock at prices deemed favorable, based on the Company’s business or financial condition and other factors and conditions that Mr. Morgan deems appropriate. Alternatively, Mr. Morgan may sell all or a portion of the common stock reported herein (and any shares he may acquire in the future) in privately negotiated transactions or in the open market. In addition, Mr. Morgan may formulate other purposes, plans or proposals regarding the Company or any of its securities to the extent deemed advisable in light of general investment and trading policies, market conditions or other factors.
Item 5.            Interest in Securities of Issuer
(a)	Aggregate number and percentage of class beneficially owned:

As of July 18, 2006, Mr. Morgan may be deemed to be the beneficial owner of 703,800 shares of common stock.

Based on calculations made in accordance with Rule 13d-3(d), Mr. Morgan may be deemed the beneficial owner of 5.0% of the Company’s common stock. This calculation is based on 14,066,345 shares of common stock outstanding, as reported in the Company’s Quarterly Report for the quarterly period ended April 1, 2006 filed with the Commission on May 11, 2006.

(b)	Voting and Dispositive Power:

Mr. Morgan has sole voting and dispositive power over 703,800 shares that may be deemed to be beneficially owned by him as of July 18, 2006.

(c)	Transactions within the past 60 days: The information concerning transactions in the Common Stock effected by Mr. Morgan in the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market purchases.

(d)	Right to Direct the Receipt of Dividends: Not applicable.

(e)	Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.

Item 7.	Material to be Filed as Exhibits.
     None.
Signature
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 18, 2006
Name      /s/ John L. Morgan

Appendix A
     Transactions by Mr. Morgan in Lenox Group, Inc. during the past 60 days:

	Number of Shares
Date	Purchased	Price Per Share
06/26/2006	200	$7.71
06/26/2006	1,000	$7.64
06/26/2006	3,000	$7.68
06/26/2006	3,100	$7.68
06/26/2006	5,000	$7.64
06/26/2006	5,000	$7.64
06/26/2006	5,000	$7.65
06/26/2006	5,000	$7.65
06/26/2006	5,000	$7.67
06/26/2006	5,000	$7.68
06/26/2006	6,000	$7.68
06/26/2006	6,700	$7.65
06/27/2006	300	$7.11
06/27/2006	5,000	$7.25
06/28/2006	5,000	$7.20
06/28/2006	5,000	$7.20
06/29/2006	2,900	$7.23
06/29/2006	5,000	$7.20
06/29/2006	5,400	$7.23
06/30/2006	1,400	$7.11
06/30/2006	5,000	$7.09
06/30/2006	5,000	$7.09
06/30/2006	5,000	$7.10
06/30/2006	5,000	$7.10
06/30/2006	5,000	$7.10
06/30/2006	5,000	$7.10
06/30/2006	10,000	$7.10
07/03/2006	100	$7.12
07/03/2006	2,900	$7.05
07/03/2006	5,000	$6.99
07/03/2006	5,000	$7.05
07/03/2006	6,000	$7.05
07/03/2006	10,000	$7.05
07/05/2006	5,000	$7.20
07/05/2006	6,000	$7.20
07/06/2006	3,000	$7.24
07/06/2006	10,000	$7.23
07/07/2006	200	$7.31
07/07/2006	20,000	$7.29
07/10/2006	1,000	$7.17
07/11/2006	5,000	$7.10
07/11/2006	5,000	$7.11

	Number of Shares
Date	Purchased	Price Per Share
07/11/2006	5,000	$7.20
07/11/2006	5,000	$7.11
07/12/2006	100	$6.85
07/12/2006	200	$6.97
07/12/2006	800	$6.78
07/12/2006	1,700	$6.88
07/12/2006	1,800	$6.77
07/12/2006	2,500	$6.81
07/12/2006	3,600	$6.82
07/12/2006	9,800	$6.94
07/12/2006	9,900	$6.81
07/12/2006	10,000	$7.05
07/12/2006	14,900	$6.80
07/12/2006	18,300	$6.90
07/12/2006	20,000	$6.90
07/12/2006	20,000	$6.80
07/13/2006	600	$6.85
07/13/2006	4,400	$6.85
07/13/2006	5,000	$6.80
07/13/2006	5,000	$6.80
07/13/2006	155,000	$6.85
07/13/2006	4,000	$6.82
07/14/2006	1,000	$6.85
07/14/2006	195,000	$6.85
07/17/2006	100	$6.71
07/17/2006	1,900	$6.64
07/18/2006	4,000	$6.98
TOTAL	703,800